UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:  May 2005

VICEROY EXPLORATION LTD.
(Name of Registrant)

Suite 520 - 700 West Pender Street
Vancouver, B.C.
Canada V6C 1G8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F  ☒   Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	Management Discussion and Analysis for the period ended March 31, 2005

99.2	Quarterly Financial Statements for the period ended March 31, 2005

99.3	Notice Pursuant to Part 4.3 (3) of National Instrument 51-102

99.4	Form 52-109FT2 – Certification of Interim Filings during Transition Period - CEO

99.5	Form 52-109FT2 – Certification of Interim Filings during Transition Period - CFO

99.6	Corporate Data

99.7	Letter to Shareholders dated May 12, 2005

99.8	Certificate of Distribution dated May 1, 2005

99.9	News Release dated May 12, 2005

99.10	Material Change for the News Release dated May 12, 2005

99.11	Annual Information Form date April 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Viceroy Exploration Ltd.
(Registrant)

Date: May 16, 2005	By:	/s/ Michele Jones
Michele Jones
Corporate Secretary